VIA EDGAR
May 4, 2006

ATTN:	Mr. Morgan Youngwood
Mr. Craig Wilson
Mr. Chris White

Re:	Network Appliance, Inc.
Review of Form 10-K for the fiscal year ended April 30, 2005, filed on July 28, 2005; Form 8-Ks filed on August 17, 2005 and November 11, 2005
File No. 000-27130
Dear Mr. White:
     Thank you for speaking to us yesterday. Reference is made to the comment letter received from the Securities and Exchange Commission (the “Commission”) dated April 28, 2006 by Network Appliance, Inc. (the “Company”) regarding the Commission’s review of the above-referenced filings. The Company respectfully requests that it be granted an extension until May 31, 2006 to provide a response to the comment letter. This extension will enable the Company to more thoroughly review and respond to the comments, particularly in light of the various year-end activities currently underway at the Company. Please contact the undersigned if you wish to discuss our request for an extension.
Sincerely,
/s/ Andrew Kryder
Andrew Kryder
Vice President Legal and Tax
General Counsel
Network Appliance, Inc.
cc: Steve Bochner